# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eagle Nuclear Energy Corp., CIK 0002089283
CUSIP: 269710109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5470 Kietzke Lane, Suite 300, Reno, Nevada (NV), 89511
Date of event which requires filing of this statement: 02/24/2026
Filed by CIK 0002110854
Persons authorized to receive notices and communications: Justus Parmar, c/o Blue Bird Capital Enterprises LLC, 1695 Alton Road, Miami, Florida (FL), 33139, (604) 339-1239

## Reporting persons
- Blue Bird Capital Enterprises LLC (CIK 0002110854): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 6,175,031; shared voting power 0; sole dispositive power 6,175,031; shared dispositive power 0; aggregate amount beneficially owned 6,175,031 (20.88% of the class)
  Comment: (1) The percentage of shares of common stock, par value $0.0001 per share (the "Common Stock") of Eagle Nuclear Energy Corp. (the "Issuer") beneficially owned by the Reporting Person is based on 29,580,033 shares of Common Stock issued and outstanding, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the "SEC") on March 2, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Eagle Nuclear Energy Corp.
Address of issuer's principal executive offices: 5470 Kietzke Lane, Suite 300, Reno, Nevada (NV), 89511

## Item 2. Identity and Background
Name of person filing: This statement is filed by Blue Bird Capital Enterprises LLC (the "Reporting Person").
Residence or business address: The address of the principal business and principal office of the Reporting Person is 1695 Alton Rd., Miami, FL 33139.
Present principal occupation or employment: The Reporting Person's principal business is to hold investments. Mr. Justus Parmar serves as the Manager of the Reporting Person.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
All of the securities reported herein as beneficially owned by the Reporting Person were acquired pursuant to the transactions contemplated by that certain Amended and Restated Agreement and Plan of Merger, dated as of September 29, 2025 (as it may be amended, supplemented, or otherwise modified from time to time, the "Merger Agreement"), by and among Spring Valley Acquisition Corp. II, an exempted company incorporated in the Cayman Islands with limited liability ("SVII"), the Issuer, Spring Valley Merger Sub III, Inc., a Cayman Islands exempted company and wholly owned, direct subsidiary of the Issuer ("Merger Sub 1"), Spring Valley Merger Sub II, Inc., a Nevada corporation and wholly owned, direct subsidiary of the Issuer ("Merger Sub 2"), and Eagle Energy Metals Corp., a Nevada corporation ("Eagle"), pursuant to which (i) Merger Sub 1 merged with and into SVII (the "First Merger"), with SVII surviving as a wholly owned subsidiary of the Issuer, and (ii) Merger Sub 2 merged with and into Eagle (the "Second Merger" and together with the First Merger, the "Mergers"), with Eagle surviving as a wholly owned subsidiary of the Issuer. The transactions contemplated by the Merger Agreement, including the Mergers, are hereinafter referred to as the "Business Combination."

In connection with the closing of the Business Combination, which occurred on February 24, 2026 (the "Closing" and such date, the "Closing Date"), and pursuant to the terms of the Merger Agreement, Eagle stockholders received merger consideration (the "Merger Consideration Shares") consisting of an aggregate of 23,350,000 shares of Common Stock. In addition, certain Eagle stockholders received the right to receive up to an aggregate of 1,500,000 shares of Common Stock (the "Earn Out Shares") if the VWAP (as defined in the Merger Agreement) of the Common Stock equals or exceeds $16.00 for any twenty (20) trading days within a thirty (30) consecutive trading day period following the Closing (the "Earnout Target"). In the event the Earnout Target is not met within the first five (5) years following the Closing, the Earn Out Shares will not be issued.

The Reporting Person was an Eagle stockholder. As a result of the Business Combination, the Reporting Person received 6,175,031 shares of Common Stock issued as Merger Consideration Shares. In addition, the Reporting Person is entitled to receive 556,383 shares of Common Stock as Earn Out Shares, subject to the satisfaction of the Earnout Target.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Person has no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4. In addition to the foregoing, the Reporting Person may engage in discussions from time to time with other members of the Issuer's management and/or Board of Directors and/or with other stockholders of the Issuer and/or other third parties, including in connection with the Reporting Person's services as a consultant to the Issuer pursuant to that certain Consulting Agreement, dated January 1, 2024, between the Reporting Person and Eagle. Such discussions may include, without limitation, discussions with respect to the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans, and future of the Issuer, as well as other matters related to the Issuer.

The Reporting Person holds the securities of the Issuer for general investment purposes. The Reporting Person intends to review its investment in the Issuer on a continuing basis and may take from time to time and at any time in the future, depending on various factors (including, without limitation, the outcome of any discussions referenced above), such actions as it deems appropriate in respect thereof, including proposing or considering, or changing their intention with respect to, one or more of the actions described above or otherwise referred to in subparagraphs (a) though (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may also take steps to explore and prepare for various plans and actions, and propose transactions, regarding the foregoing matters, before forming an intention to engage in such plans or actions or proceed with such transactions. The Reporting Person reserves the right, based on all relevant factors and subject to applicable law and contractual and other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales, or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this filing for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this filing for the aggregate number of shares of Common Stock as to the Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock in the 60 days prior to the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On the Closing Date, in connection with the consummation of the Business Combination, the Reporting Person entered into a lock-up agreement with the Issuer, pursuant to which, among other things, the Reporting Person agreed not to sell, for a period of 180 days following the Closing (subject to certain exceptions), the shares of Common Stock held by the Reporting Person immediately after the Closing, on the terms and subject to the conditions set forth in the agreement (the "Lock-Up Agreement").

On the Closing Date, the Issuer and certain stockholders, including the Reporting Person, entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which, among other things, (i) the Issuer agreed to file, within 30 days following the Closing Date, a registration statement covering the resale of certain shares of Common Stock and other equity securities of the Issuer, and (ii) holders of Registrable Securities (as defined therein) will be granted certain takedown, demand, block trade and piggyback registration rights with respect to their Registrable Securities, in each case, on the terms and subject to the conditions set forth in the Registration Rights Agreement.

The foregoing description of the Lock-Up Agreement and the Registration Rights Agreement contained herein is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement and the Registration Rights Agreement, copies of which are attached as exhibits to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 2.1 - Amended and Restated Agreement and Plan of Merger, dated as of September 29, 2025, among Spring Valley Acquisition Corp. II, Eagle Nuclear Energy Corp., Spring Valley Merger Sub II, Inc., Spring Valley Merger Sub III, Inc. and Eagle Energy Metals Corp. (included as Annex A to the definitive proxy statement/prospectus filed by Eagle Nuclear Energy Corp. with the SEC on February 2, 2026).

Exhibit 10.1 - Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Eagle Nuclear Energy Corp. with the SEC on March 2, 2026).

Exhibit 10.2 - Registration Rights Agreement, dated as of February 24, 2026, by and among Eagle Nuclear Energy Corp. and certain securityholders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Eagle Nuclear Energy Corp. with the SEC on March 2, 2026).

Exhibit 24.1 - Power of Attorney.

## Signatures
- Blue Bird Capital Enterprises LLC: /s/ Justus Parmar, by Nelson Mullins Riley & Scarborough LLP, Attorney-in-Fact, Manager of Blue Bird Capital Enterprises LLC (03/03/2026)